SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: October 12, 2006

By: [signature]
Meadowbrook, Inc.
as Plan Sponsor
Name: Robert S. Cubbin
Title: President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Exhibit 99.1

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

MEADOWBROOK, INC. 401(k)
PROFIT SHARING PLAN

INDEX

	Page
Auditors' Report	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 6

SUPPLEMENTAL INFORMATION

Schedule of Assets (Held at End of Year)	7 - 8

GORDON
Advisors, P.C.
certified public accountants

1301 W. Long Lake Rd., Ste. 200
Troy, MI 48098-6319
t 248.952.0200 · f 248.952.0290

To the Trustees of
Meadowbrook, Inc. 401(k) Profit Sharing Plan
26255 American Drive
Southfield, Michigan 48034-6112

INDEPENDENT AUDITORS' REPORT

We were engaged to audit the accompanying financial statements of the Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the supplemental schedule as of and for the year ended December 31, 2005 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.130-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note 1, which was certified by the Merrill Lynch Trust Company, the custodian of the Plan assets, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the custodian as of and for the years ended December 31, 2005 and 2004 that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Gordon Advisors, P.C.

August 28, 2006
Troy, Michigan

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31, 2005	December 31, 2004
INVESTMENTS: - at fair value		
Registered investment company stock	$ 22,530,231	$ 19,398,754
Meadowbrook Insurance Group Inc. Common Stock	668,179	666,921
Participant loans	499,588	568,303
TOTAL INVESTMENTS	23,697,998	20,633,978
RECEIVABLES:		
Accrued interest and dividends	37	6,210
Employee contribution	82,835	74,403
Employer contribution	88,882	60,259
TOTAL RECEIVABLES	171,754	140,872
CASH AND CASH EQUIVALENTS	2,967,733	2,810,665
NET ASSETS AVAILABLE FOR BENEFITS	$ 26,837,485	$ 23,585,515

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31, 2005	Years Ended December 31, 2004
ADDITIONS -		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 1,039,316	$ 573,994
Net appreciation in fair value of investments	689,672	1,586,305
Interest on participant loans	29,006	25,424
	1,757,994	2,185,723
Contributions:		
Employer	812,669	612,730
Participants	2,557,888	2,351,641
Participant rollovers	421,013	191,541
	3,791,570	3,155,912
DEDUCTIONS -		
Deductions from net assets attributed to:		
Benefits paid to participants	2,294,254	1,013,640
Administrative expenses	3,340	0
	2,297,594	1,013,640
Net increase	3,251,970	4,327,995
NET ASSETS AVAILABLE FOR BENEFITS AT:		
Beginning of year	23,585,515	19,257,520
End of year	$ 26,837,485	$ 23,585,515

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE:

1. DESCRIPTION OF PLAN

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six (6) months of service and who have reached the age of twenty and one half (20½) or older may enter the plan relative to their pre-tax contribution and relative to profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – 401(k) - Participants may make salary reduction contributions up to 75 percent of their compensation as defined by the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan. In 2005 and 2004 the Company contributed 50 percent of the first 6 percent of compensation that a participant contributed to the Plan, subject to certain limitations.

Contributions – Profit Sharing - The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors.

Funding Policy - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions into any of approximately forty investment options. Participants may change their investment options on a daily basis.

Payment of Benefits - On termination of service, a participant may under certain circumstances, elect a joint or survivor annuity or choose from several other alternate methods of payment including a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are maintained on the accrual basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

NOTE:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

3. INVESTMENTS

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan's net assets.

	2005	2004
Mass Investors Trust	$ 2,273,778	$ 2,240,519
MFS – Emerging Growth Fund A	1,627,671	1,632,386
The Oakmark International Fund Class II	1,325,302	977,944
The Oakmark Equity & Income Fund Class II	1,518,752	1,258,270
ML – Basic Value Fund A	2,111,191	2,207,866
ML – Bond Fund – Intermediate Por A	1,074,749	1,015,354
ML – Fundamental Growth Fund A	1,276,364	1,177,462
ML – Retirement Reserves	2,967,733	2,810,665

4. LOANS TO PARTICIPANTS

Loans to participants are secured by the participant's account and shall not exceed 50 percent of the participant's account. In no event shall the amount of any loan to a participant exceed $50,000. The loans must bear a reasonable rate of interest.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE:

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds common stock of Meadowbrook, Inc. in the Plan. Meadowbrook, Inc. is the Plan Sponsor, and therefore these transactions qualify as party-in-interest.

The Company paid all administrative fees with respect to the Plan during the years ended December 31, 2005 and 2004.

7. DEPARTMENT OF LABOR LIMITED SCOPE AUDIT

The Plan administrator that holds the Plan's investment assets and executes investment transactions has obtained a certification from the custodian as of and for the year ended December 31, 2005. This certification provides that the information regarding the investment assets, transactions, and income, and the schedules of investments and reportable transactions are complete and accurate.

8. TRUST AGREEMENTS

The Plan's assets, together with the income there from, are held by the Merrill Lynch Trust Company as units in pooled separate accounts and are administered by the custodian who is Merrill Lynch Trust Company. Loan fees and investment fees attributable to the Plan's investment transactions are paid by the Plan. All other costs of the Plan are paid by the Company.

9. BENEFITS PAYABLE

At December 31, 2005 and 2004, the net assets available for plan benefits included accounts of terminated participants of $5,932,134 and $5,395,131, respectively.

10. TAX STATUS

The Plan has adopted the Merrill Lynch Special Prototype Defined Contribution Plan and Trust which has received an Internal Revenue Service letter dated June 4, 2002 informing them that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MEADOWBROOK, INC. 401 (k)
PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION
DECEMBER 31, 2005 AND 2004

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	AIM	AIM - Interim Government Fund Class A	**	$ 149,290
	AIM	AIM - Interim Govt Fund Class A - GM	**	376,360
	Alger	Alger Capital Appprctn Ptf Class A	**	163,547
	Alger	Alger Midcap Growth Instl Port	**	302,690
	Alger	Alger Midcap Growth Instl Port - GM	**	161,970
	Alliance	Allianceber Technology A	**	153,077
	Davis	Davis NY Venture Fund Class A	**	738,698
	Davis	Davis Series Financial Fund Class A	**	140,823
	Davis	Davis Series Income Real Estate Fund A	**	572,873
	EV	EV Worldwide Health Sciences	**	300,145
	GAM	GAM International Fund Class A	**	20,889
	Lord Abbett	Lord Abett Mid Cap Value Class P	**	1,172,309
	Lord Abbett	Lord Abbett Mid Cap Value Class P - GM	**	230,916
	MFS	MFS Emerging Growth Fund Class A	**	1,627,671
	MFS	MFS Utilities Fund Class A	**	352,225
	MFS	Mass. Investors Trust	**	2,273,778
	Oppenheimer	Oppenheimer Global Fund	**	482,675
	Phoenix-Seneca	Phoenix-Seneca Growth Fund Class A	**	47,630
	Seligman	Seligman Frontier Fund Class A	**	29,780
	Seligman	Seligman Frontier Fund Class A - GM	**	91,705
	Seligman	Seligman High Income Fund	**	77,995
	Statestreet	Blackrock Aurora Fund	**	735,477
	Statestreet	Blackrock Aurora Fund - GM	**	129,094
	The Oakman	The Oakman Equity & Income Fund Class II	**	1,518,752
	The Oakman	The Oakman International Fund Class II	**	1,325,302
	The Oakman	The Oakman Fund Class II	**	227,731
	The Oakman	The Oakman International Fund Class II - GM	**	687,884
*	Merrill Lynch	ML - Balanced Capital Fund Class A	**	400,451
*	Merrill Lynch	ML - Basic Value Fund Class A	**	2,111,191
*	Merrill Lynch	ML - Basic Value Fund Class A - GM	**	648,019
*	Merrill Lynch	ML - BD Inter Term Class A	**	489,688
*	Merrill Lynch	ML - BD Inter Term Por A	**	1,074,749
*	Merrill Lynch	ML - Eurofund Class A	**	58,366
*	Merrill Lynch	ML - Global Allocation Fund Class A	**	873,080
*	Merrill Lynch	ML - Fundamental Growth Fund A	**	1,276,364
*	Merrill Lynch	ML - Fundamental Growth Fund A - GM	**	506,216
		SUBTOTAL		$ 21,529,410

* Identifies party - in - interest

** Cost is not reported as the Plan is an individual account plan that is participant or beneficiary directed with respect to assets allocated to his or her account.

See Independent Auditors' Report.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
		SUBTOTAL (continued from previous page)		$ 21,529,410
*	Merrill Lynch	ML - S&P 500 Index Fund Class I	**	419,647
*	Merrill Lynch	ML - Small Cap Index Fund Class I	**	303,773
*	Merrill Lynch	ML - Pacific Fund Class A	**	89,126
*	Merrill Lynch	ML - Value Opportunities Fund Class A	**	188,275
*	Common Stock	Meadowbrook Insurance Group, Inc.	**	668,179
*	Money Market	ML - Retirement Reserves	**	2,967,733
		Participant Loans (5.00% - 10.50%)		499,588
		TOTAL		$ 26,665,731

* Identifies party - in - interest

** Cost is not reported as the Plan is an individual account plan that is participant or beneficiary directed with respect to assets allocated to his or her account.

See Independent Auditors' Report.

G:\M\Meadowbr\Securities\2006\Docs\Form 11-K.doc